SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from ______to ______

Commission file number 1-12672

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AvalonBay Communities, Inc. 2900 Eisenhower Ave., Suite 300 Alexandria, VA 22314

REPORT OF INDEPENDENT AUDITORS

To The Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan as amended and restated (the Plan) as of December 31, 2002, and the related statement of changes in plan equity for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated March 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2002, and the changes in plan equity for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

McLean, Virginia March 28, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan as amended and restated (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2001 and 2000, and the changes in plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Vienna, Virginia March 25, 2002

Note: This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan’s filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	12-31-02	12-31-01

Assets:
Receivable from AvalonBay Communities, Inc.:
Participant contributions	$—	$—
Employer contributions	—	—

Plan Equity	$—	$—

The accompanying notes are an integral part of these financial statements.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

Plan equity at the beginning of the year	$—	$—	$323,121
Additions:
Participant contributions	940,359	572,388	1,132,676
Employer contributions	165,946	101,030	431,743

Total additions	1,106,305	673,418	1,564,419
Deductions:
Purchase and distribution of common stock to participants	1,106,305	673,418	1,887,540

Plan equity at the end of the year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.     The Plan

In October 1996, Bay Apartment Communities, Inc. (“Bay”) adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the “Plan”). On June 4, 1998, Avalon Properties, Inc. merged with and into Bay, and in connection with such merger Bay was renamed AvalonBay Communities, Inc. (the “Company”). The primary purpose of the Plan is to encourage common stock ownership by eligible directors and associates (the “Participants”) in the belief that such ownership will increase each Participant’s interest in the success of the Company. Until January 1, 2000, the Plan provided for two purchase periods per year. A purchase period was a six month period beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. Since January 1, 2000, there has been one purchase period per year, which begins May 1 and ends October 31. The Plan was recently amended to provide that, beginning in 2003, there will be one seven-month purchase period which will begin on May 1 and end on November 30. Participants may contribute portions of their compensation during a purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each Participant to purchase the Company’s common stock at 85% of the lesser of the fair market value on the first business day of the applicable purchase period or the last business day of the applicable purchase period.

The Company has reserved 1,000,000 shares of common stock for Participants under the Plan of which 702,342 were available for issuance at December 31, 2002.

Participant Contributions

Full time employees who have completed one month of service with the Company as of the last day of the applicable election period are eligible to participate in the Plan. Part time employees who have worked for the Company at least 1,000 hours during the twelve consecutive months preceding enrollment in the Plan are also eligible to participate. Contributions may be made to the Plan by employees by payroll withholding only. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Company as plan administrator (the “Plan Administrator”).

Employer Contributions

Employer contributions represent the discount or aggregate difference between the market value price of the Company’s common stock and the established discount purchase price at the end of a purchase period.

Distributions

The Company’s transfer agent and registrar issues shares of common stock upon receipt of Participant and Company contributions. The transfer agent and registrar then prepares stock certificates, which are registered in the Participant’s name, and holds such certificates on behalf of the Participants or issues stock certificates to the Participant upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the Participants. Participants generally may not sell shares they acquire under the Plan until at least six months have elapsed from the date of purchase.

Withdrawals

A Participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the plan administrator on or before the last day of such purchase period. Upon such a withdrawal, the participant may no longer have amounts withheld from payroll and contributed to the Plan during that purchase period. Participant contributions on the accompanying Statements of Changes in Plan Equity are net of any withdrawals made during the purchase periods shown.

Plan Termination

The Board of Directors of the Company (the “Board”) may terminate this Plan and any purchase period at any time (together with any related contribution elections), provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

Distributions

Distributions are recorded when common stock has been distributed to Participants.

3.     Internal Revenue Service Status

The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.

4.     Distributions

The following table summarizes stock purchased and distributed for the respective purchase periods:

Date of purchase	11-01-02	11-01-01	11-01-00	1-01-00
Purchase period end	10-31-02	10-31-01	10-31-00	12-31-99

Participant contributions	$940,359	$572,388	$1,132,676	$274,653
Employer contributions	165,946	101,030	431,743	48,468

Market value of stock	$1,106,305	$673,418	$1,564,419	$323,121

Market value of stock purchased and distributed per share	$37.700	$45.400	$45.938	$34.625

Shares purchased and distributed	29,345	14,833	34,055	9,332

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVALONBAY COMMUNITIES, INC. 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

	By:	AvalonBay Communities, Inc.

Dated: March 28, 2003		By: /s/ Thomas J. Sargeant
	Name:	Thomas J. Sargeant, Executive VP and Chief Financial Officer